Wallbox Agrees on the Terms to Implement a Comprehensive Restructuring Plan

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Agreement reached with creditors representing more than 83% of Wallbox’s financial debt; expected to be signed by April 8, 2026
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Extends existing debt maturities to December 31, 2030, improving cost of capital and enhancing financial flexibility

Barcelona, Spain — April 1, 2026 — Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company” and together with its consolidated subsidiaries, the “Group”), a global provider of electric vehicle charging and energy management solutions, has agreed on the final terms to implement a comprehensive restructuring plan, subject to signing of the relevant documentation, court approval and customary conditions. This agreement builds on the preliminary agreement announced on December 1, 2025, and March 4, 2026, and reflects the principal formalizing of the restructuring terms and advancing toward full implementation.

The plan has been agreed with major financial creditors representing more than 83% of the Group’s financial debt, and with certain key shareholders, Wallbox’ CEO, and new institutional investors through a capital increase. Through this process, Wallbox aims to establish a sustainable long-term capital structure, secure sufficient liquidity to execute its business plan, and better align its future debt obligations with expected cash generation.

Framework Loans and Working Capital Financing
In line with previous announcement by the Company, Banco Santander, BBVA, CaixaBank and other principal lenders have agreed on the terms of the restructuring of Wallbox’s financial debt through a new framework structure, including extended maturities, amortization profiles and interest terms. The main terms and conditions of the debt, if and when the restructuring plan has been sanctioned and is effective, will be as follows:

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A €57.6 million framework loan maturing in December 2030. Amortization will begin in the third quarter of 2026, with interest gradually increasing through 2030.
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A €69.1 million bullet instrument, also maturing in December 2030, with payment-in-kind (PIK) interest capitalising to the outstanding principal balance upon maturity.
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A working capital framework for an approximate amount of €42.8 million, while preserving the key features of the existing working capital financing within a syndicated structure maturing on December 31, 2030.

The new debt instruments will be backed by a customary security package, including guarantees and pledges over certain Group assets, and will incorporate the standard terms and conditions typical of transactions of this nature.

New Money and Shareholder Capital Increase
In order to facilitate the debt refinancing of €169.6 million, the restructuring plan will contemplate a

€10.65 million capital increase and up to €12.5 million of new financing from participating banks, structured as follows:

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€5.65 million capital injection expected to be provided by key strategic shareholders, comprising of Orilla Asset Management, S.L., Inversiones Financieras Perseo, S.L. (Iberdrola Group), AM Gestio, S.L., Consilium, S.L., Mingkiri, S.L. and Wallbox’s CEO (through an investment vehicle).
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€5 million capital injection expected to be provided by the Generalitat de Catalunya through IFEM (Instruments Financers per a Empreses Innovadores, S.L. Unipersonal).
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Up to €12.5 million in new financing by participating banks to support the Company’s working capital and optimize its cash management, with 50% of the facility to be guaranteed by an export credit agency. Failing such guarantee, the total amount may be reduced to the amount of the bank interim financing detailed below.

As an initial support measure, the Company is expected to receive a total of €11 million in interim financing. This includes €5.65 million to be provided by the aforementioned shareholders, which will be advanced through a bridge loan upon signing of the restructuring plan and is expected to be converted into equity when the capital increase is completed; as well as €5.35 million of interim financing from participating banks, forming part of the overall new financing cap of €12.5 million.

Once signed, the restructuring plan will be submitted in the following days to the Commercial Section of the Court of First Instance of Barcelona for sanctioning. If the court approves the plan and certain customary conditions precedent are satisfied, the restructuring plan will become binding on all affected financial and non-financial creditors and, subject to the execution of relevant definitive documentation and the satisfaction of customary documentary conditions precedent, the restructuring will become effective.

Enric Asunción, co-founder and CEO of Wallbox, said: “This milestone strengthens our financial position and marks the beginning of the next phase for the company, where we will focus on improving operational performance and consolidating our business in key markets.”

For further details on the transaction and its full terms, please refer to the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission (SEC), available at www.sec.gov and in the Investor Relations section of Wallbox’s website.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected timing and completion of the Restructuring, including the entry into the restructuring plan, the sanctioning of the restructuring plan by the applicable Spanish court; the negotiation and execution of definitive agreements giving effect to the restructuring plan on the terms described herein; the expected completion of the capital increase; the anticipated repayment of the bridge-to-equity loan by set-off against subscription obligations; the Group’s projected cash generation and debt service capacity; and the Group’s ability to implement its business plan following completion of the Restructuring

The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the risk that the restructuring plan may not be signed, sanctioned by the Spanish court, or become effective on the anticipated timeline or at all; that the terms of the restructuring may be modified in the course of finalizing definitive documentation; as well as Wallbox’s history of operating losses; its ability to obtain adequate capital funding or improve its financial performance, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.